Exhibit 99.1

For Immediate Release

Interim PILLAR II Results Reported During SAGES

Multi-center Study of PINPOINT Imaging in Laparoscopic Colorectal Surgery

Toronto, Ontario — April 19, 2013 – Novadaq® Technologies Inc. (“Novadaq” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ,), a developer of clinically-relevant fluorescence imaging solutions for use in surgical and wound care procedures, today announced that interim results from PILLAR™II, Perfusion Assessment in Laparoscopic Left Anterior Resection, were presented during the 2013 Society of American Gastrointestinal and Endoscopic Surgeons (SAGES) meeting which is being held in Baltimore, MD from April 17-20. PILLAR II is a multi-center, prospective study of patients undergoing laparoscopic left anterior resection (LAR) of the colon during which PINPOINT® imaging is performed. The study is intended to evaluate the clinical impact of PINPOINT real-time visual perfusion assessment on the surgical decision-making process and on surgical outcomes of laparoscopic colon resection surgery in up to 150 patients.

During an event held on the evening of April 18, Michael J. Stamos, MD, The John E. Connolly Professor and Chairman, Department of Surgery, University of California, Irvine School of Medicine and the principal investigator of the PILLAR study, informed the surgeons in attendance that among the 66 patients included in the interim data analysis, investigators, based on PINPOINT images, made seven revisions to their operative plan in six patients (9.1%), and that the leak rate was zero percent.

Commenting on these results, Dr. Stamos stated, “It is well established that problems with tissue perfusion following colon resection operations, with pelvic anastomoses, can lead to many of the major post-operative complications faced by patients. PINPOINT enables surgeons participating in the PILLAR study to assess the quality of tissue perfusion at the anastomotic site, which cannot be done using traditional laparoscopes. If PINPOINT images indicate that the perfusion is less than optimal, surgeons can take corrective actions while still in the operating room, which may result in avoidance of anastomotic leaks.”

Dr. Stamos continued, “My experience with this technology, along with our interim results, are the most promising hope for significantly reducing anastomotic leaks I have seen in my more than 20 years of practice. We have long believed that perfusion at the anastomosis was important, and now we have evidence that in a significant number of cases our standard clinical assessment is wrong. This is very exciting.”

In a nationwide survey of 121,910 patients who underwent colon resection surgery, investigators from the University of California, Irvine, reported that among patients who had undergone open surgery, the anastomotic leak rate was 13.5 percent. For patients who underwent laparoscopic colorectal surgery, the leak rate was 9.4%, and for patients who were converted from laparoscopic to open surgery mid-procedure, the rate increased to 16.1% (Kang et al. 2012, Am J Surg 204:952-957). In 2011, groups at University Hospital, Zurich, and Johns Hopkins School of Public Health, Baltimore, jointly published results of a 1,200 patient survey and cost analysis, which included 389 colorectal surgery patients. The authors reported that for patients who completed colorectal surgery with no complications, the mean cost of care was $26,420. Costs rose to $66,929 on average, for patients who experienced complications (Vonlanthen et al. 2011, Ann Surg 254:907-913).

Also presenting at the surgeons’ event were Danny A. Sherwinter, MD, Chief Minimally Invasive and Bariatric Surgery, Associate Program Director, Maimonides Medical Center and Steven R. DeMeester, MD, Professor of Cardiothoracic Surgery, University of Southern California, a world leader in esophageal surgery. Dr. Sherwinter discussed his experience using PINPOINT during colorectal and general surgeries, including laparoscopic cholecystectomy, where visualization of critical structures in one patient with atypical anatomy enabled the avoidance of potential damage. Dr. DeMeester presented his experience treating 70 patients who underwent concurrent esophagectomy and gastric pull up reconstruction involving the use of Novadaq’s fluorescence imaging technology. Dr. DeMeester concluded from his study that intra-operative fluorescence imaging assessment of perfusion in the gastric tube can be used to predict the likelihood of an anastomotic complication following gastric pull up esophageal reconstruction; and that taking actions when fluorescence images indicate inadequate perfusion, can potentially lead to improved outcomes.

In addition to the evening event, two posters featuring the use of PINPOINT during colorectal surgery were also presented at the conference. The first, entitled PINPOINT Endoscopic Fluorescence Perfusion Assessment of Colorectal Anastomoses - Will This Impact Outcomes? The PILLAR II Study, was authored by Michael J. Stamos, MD, on behalf of the PILLAR Investigators and reported the investigative group’s initial experience with PINPOINT Imaging and its use in laparoscopic lower anterior colon resection. The second poster, Endoscopic Near Infrared Fluorescence Angiography: New Technology Available for Perfusion Assessment during Laparoscopic Surgery, authored by Elisabeth C. McLemore, MD, and the PILLAR Investigators, featured a case study in which a critical decision was made to change the planned anastomotic site as a result of observing tissue perfusion through the use of PINPOINT. The authors concluded that failure to make the revision may have resulted in serious post-operative complications for the patient.

PINPOINT combines the fluorescence imaging capabilities of Novadaq’s SPY® imaging technology with the HD visible light imaging of a traditional endoscope. PINPOINT can be used to obtain fluorescence images either on demand or simultaneously during minimally invasive procedures such as laparoscopic colorectal, esophageal and cholecystectomy surgeries. PINPOINT is expected to provide surgeons with better visualization of blood flow in vessels and tissue and important anatomical structures during these complex minimally invasive procedures. Improved visualization and functional imaging information has been demonstrated in the medical literature to result in reduced incidences of post-operative complications and lower costs of care.

Colon resection, or colectomy, is indicated for colon cancer, diverticulitis, and certain inflammatory and other bowel diseases and has been traditionally performed by means of a standard abdominal incision. The use of minimally invasive techniques in colorectal surgery is growing, and it is estimated that today, 40% of the 300,000 annual colectomies performed in the United States are laparoscopic. Perfusion to tissue can be compromised during colorectal surgery and, if undetected and not addressed at the time of surgery, can lead to serious and costly post-operative complications, including anastomotic leaks.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically-relevant, innovative fluorescence imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is Novadaq’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 70 peer-reviewed publications demonstrate that the use of SPY imaging during complex surgery, leads to fewer post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. Our unique business model of partnering with market-leading companies to drive adoption of our fluorescence imaging technology, while building our own commercial infrastructure, is the cornerstone of our corporate strategy for growth.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings available at www.sedar.com, actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Novadaq Investor and Media Relations Contact:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com